Exhibit 99.2

Conference Title:	Mamma.com Inc. 2006 Q4 Earnings Call
Conference Date:	March 7, 2007
Start Time:	4:30 p.m. ET
Reserved Length:	60 minutes

CCN Contact:	Véronique Bugeaud
Tel:	514.392.6756

Conference Logistics:

Participants

Live Conference Access information:

Local Access: 416-644-3421

Toll-Free Access: 1-800-594-3790

Chairperson & Speaker Dial-in Number

Toll-Free Access: 1-800-595-8550

Guest Speakers:

Nancy Kramar

Martin Bouchard

Daniel Bertrand

Speaker:

Operator (Nancy Kramar)

Good afternoon, ladies and gentlemen, and welcome to the Mamma.com Earnings Conference Call for Q4 and year-end 2006. At this time, all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question-and-answer session. please refrain from using any offensive language. If anyone needs assistance at any time during the conference, please press the star key, followed by the zero key. As a reminder, this conference is being recorded today. I would now like to turn the conference over to Nancy Kramar, Coordinator of Corporate Communications.

Nancy Kramar, Coordinator of Corporate Communications

Good afternoon and welcome to Mamma.com’s Q4 and year-end 2006 earnings conference call. Participating on the call today are Martin Bouchard, President & CEO, Daniel Bertrand, Executive Vice-President and CFO and David Goldman, Executive Chairman. Today’s remarks will last about 15 minutes. Before I turn the call over to Martin, please note that Mamma.com has not provided guidance in the past and is not providing guidance for the first quarter of 2007 and moving forward. Please note, however, various remarks we make on this call about our future plans and prospects constitute forward-looking statements. For the purposes of the Safe Harbor provisions, under the Private Securities Litigation Reform Act, actual results may differ materially from those indicated by these forward-looking statements due to various important factors identified in the Company’s filings with the United States Securities and Exchange Commission and Ontario Securities Commission, including among other things, the spending environment for advertising sales and software licensing, dependence on third-party pay placement providers and dependence on third parties for content distribution or advertising delivery.

I will now turn over the call to Martin Bouchard.

Martin Bouchard

President & CEO

Good afternoon, everyone.

Thanks for being with us today.

During the fourth quarter, we’ve been working hard at increasing our search revenues by expanding our search network and by signing new clients. This resulted in our best quarterly results this year for our search operations.

We’ve also launched two new specialized search engines: Mamma Jobs and Mamma Videos.

Mamma Jobs is a vertical search engine that gives job seekers access to millions of jobs from thousands of company Web sites, job boards and newspapers, in a single click.

Mamma Videos is a specialized search engine that let users find and view millions of videos from a wide range of sources such as YouTube, MetaCafe, USA Today, and many more, in just one click.

We strongly believe that specialized search engines are key differentiators for the company and we intend to launch new vertical search engines in the upcoming quarters.

We also executed new software licensing contracts of our award-winning Copernic Desktop Search technology. These licenses have been a major contributor to this quarter’s profitability due to their high margins. However, unlike our search activities, the software licensing business has quarterly fluctuation and we cannot assure similar results in succeeding quarters.

On the operation side, we fully completed the integration of Mamma.com and Copernic – providing the Company with a unified management team with better synergies and enhanced focus. This will also generate savings going forward.

We’ve also managed our expenses carefully, resulting in maintaining a solid liquidities position at $7.87M at the end of Q4 2006.

I’d like to turn it over to Daniel Bertrand to go over the financial results for the fourth quarter.

Thank you.

Daniel Bertrand,

EVP & CFO

Revenues

Revenues in Q4 2006 totalled $3,566,421 compared to $1,638,431 for the same period in 2005, an increase of $1,927,990 or 118%. This increase is mainly explained by a significant increase in business in search advertising, software licensing and customized development and maintenance support. For the year in 2006, the company generated revenues of $9,596,402 compared to $9,433,975 for the previous year, an increase of 2%.

Mamma Media Solutions

In Q4 2006, search revenues totalled $2,243,983 compared to $1,039,068 in Q4 2005, an increase of $1,204,915 or 116%. The increase is explained by expended distribution and new clients.

In Q4 2006, graphic advertising revenues totalled $131,633 compared to $547,826 in Q4 2005, a decrease of $416,193 or 76%. The variance is explained by the decline in pop-up campaigns, a decrease in demand for all other graphic ad units.

Copernic

In Q4 2006, Copernic generated revenues totalling $1,190,805 compared to $51,537 for the same period last year. Revenues in Q4 2006 are comprised of $259,789 of search advertising revenues ($34,335 in 2005), $701,181 of software licensing ($6,670 in 2005) and $229,835 in customized development and maintenance ($10,532 in 2005). Copernic was acquired on December 22, 2005, therefore, its results reflected 7 days of operations.

Cost of Revenues

Cost of revenues represents partners’ payouts and bandwidth costs to deliver our services. In Q4 2006, cost of revenues represented $918,920 or 35% over search and graphic advertising revenues compared to $718,690 or 44% over search and graphic advertising revenues for the same period in 2005.

Mamma Media Solutions

In Q4 2006, search payouts totalled $754,628 compared to $366,734 for the same period last year and respectively represented 34% and 35% over search revenues. In Q4 2006, graphic payouts stood at $77,044 or 59% over graphic revenue compared to $280,707 or 51% over related revenue for the same period in 2005. The increase in percentage over revenue in Q4 is explained by a fixed payout $10,000. Excluding that payout the percentage over revenue for Q4 2006 would have been 51%, same as Q4 2005.

The bandwidth costs were $61,874 in Q4 2006, compared to $70,347 in Q4 2005.

Copernic

In Q4 2006, costs of revenues amounted to $25,374 represented mainly by bandwidth costs, compared to almost nil in Q4 2005.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q4 2006, marketing, sales and services increased to $502,415 from $321,541 in Q4 2005, representing an increase of $180,874 or 56%.

Mamma Media Solutions

In Q4 2006, marketing, sales and services expenses decreased to $296,868 as compared to $319,757 in Q4 2005. The variance of $22,889 for the quarter reflects a decrease of publicity expense of $24,000 and a decrease of $30,000 for the charges paid for algorithmic content from other search engines, offset by an increase of bad debt expense of $26,000.

Copernic

In Q4 2006, marketing, sales and services expenses stood at $205,547 and represents salaries and related costs of $83,000, recruiting fees of $97,000 and professional services of $25,000. In Q4 2005 the marketing expense amounted $1,784 and represented 7 days of expenses.

General and administration

General and administrative expenses in Q4 2006 totalled $1,029,243 as compared to $1,145,862 for the same period last year, a decrease of $116,619 or 10%.

The decrease is mainly due to the reduction of $58,000 of professional fees and decrease of $57,000 of investor relations and public reporting.

Product development and technical support

Product development and technical support expenses amounted to $614,340 in Q4 2006 compared to $345,407 for the same period last year.

Mamma Media Solutions

In Q4 2006, product development and technical support expenses totalled $184,340 compared to $317,224 for the same period last year. The decrease for Q4 is explained by the reduction of salary expenses.

Copernic

In Q4 2006, product development and technical support amounted $430,000 and $28,183 in Q4 2005 and represents mainly salaries and related costs for the entire quarter of 2006 compared to 7 days for the same period in 2005.

Amortization of intangible assets

Amortization of intangible assets increased to $487,914 in Q4 2006 compared to $94,317 for the same period last year related to the Copernic acquisition in December 2005 for trade-name, Technology and customer relationships.

Interest and other income

Interest income decreased in Q4 2006 to $102,978 from $264,461 for the same period in 2005. The decrease in Q4 2006, reflected the lower liquidities following the acquisition of Copernic at the end of December 2005.

Income taxes

Recovery of future income taxes totalled $246,356 compared to $13,964 in Q4 2005. The recovery of future income taxes recorded in 2006 relates to the Copernic amortization of intangible assets which does not have the same asset base for accounting and tax purposes.

Earnings (loss) from continuing operations and earnings (loss) per share from continuing operations

The Company reported earnings from continuing operations of $365,347 ($0.03 per share) in Q4 2006 compared to a loss of $739,711 ($0.06 per share) for the same period last year. The Q4 earnings are mainly explained by the increase of revenues. The Company reported loss from continuing operations of $4,358,708 ($0.31 per share) in 2006 compared to a loss of $3,342,983 ($0.27 per share) in 2005.

Net earnings (loss) and net earnings (loss) per share

Net earnings in Q4 2006 totalled $420,175 ($0.03 per share) compared to a loss of $762,555 ($0.06 per share) for the same period last year.

For the year in 2006, net loss totalled $4,269,380 ($0.30 per share) in 2006 compared to a net loss of $5,658,318 ($0.46 per share) in 2005.

Concentration of credit risk with customers

As at December 31, 2006, three customers represented 54% of our accounts receivable compared to 39% from two customers for the previous year resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers, which represented more than 10% of the Company’s net accounts receivable, have paid receivables as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Liquidity and Capital Resources

Operating activities

As at December 31, 2006, the Company had $7,871,459 of liquidities compared to $8,514,513 as at December 31, 2005.

In Q4 2006, operating activities from continuing operations used cash totalling $514,762 compared to cash provided of $521,654 in 2005. The usage was mainly due to an increase in non-cash working capital items mainly related to the impact of accounts receivable due to significant revenue increase in Q4 2006.

For the year in 2006, operating activities from continuing operations used cash totalling $827,634 compared to $1,451,182 for the same period in 2005. The decrease is mainly due to a decrease in non-cash working capital items and non-cash items such as amortization and write-downs.

Investing activities

In Q4 2006, investing activities from continuing operations used cash totalling $2,592,407 mainly reflects the increase in temporary investment which are part of our liquidities.

For the year in 2005, investing activities from continuing operations used cash totalling $13,131,709 mainly due to the Copernic business acquisition and decrease in temporary investment. The cash used in Q4 2005 totalled $ 19,872,778 and represents the Copernic business acquisition and increase of temporary investments.

Financing activities

In Q4 and for the twelve months ended December 31, 2006, no cash was provided by, nor used in the financing activities of the Company. For the same period last year, financing activities required cash of $1,046,731 mainly for the repurchase of common shares as per the Normal Course Issuer Bid.

The Company considers that the cash, cash equivalents and temporary investments will be sufficient to meet normal operating requirements until Q4 of 2007. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

This completes the financial overview, Martin, would you like to wrap up?

Thank you Daniel.

In conclusion:

-	We have successfully increased the reach of our search network

-	We have executed new Copernic Desktop Search software licensing contracts;

-	We have optimized the company to be more efficient and more cost effective.

-	We intend to launch new specialized search engines like the Mamma Videos and Mamma Jobs as we believe in the vertical search market.

-	We will continue our sales and marketing expansion to the Unites States and Europe.

-	And finally, we will launch new innovative products that will make the company very unique

At this time, we’ll be ready to answer your questions.

Thank you for being with us today. We’ll see you next quarter.